Via Electronic Submission on Edgar

October 4, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SQL Technologies Corp.
Post-Effective Amendments No. 1 and No. 2 to Registration Statement on Form S-1
Filed July 20, 2016 and September 9, 2017
File No. 333-208959
Request for Withdrawal

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SQL Technologies Corp. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendments No. 1 and No. 2 to Registration Statement on Form S-1 (Registration No. 333-208959) filed on July 20, 2016 and September 9, 2017, respectively, along with all exhibits and amendments thereto (collectively, the “Post-Effective Amendments”). The Company is applying for withdrawal of the Post-Effective Amendments at the Commission’s request, because such amendments were not declared effective. The Post-Effective Amendments have not been declared effective by the Commission, and no securities were sold or will be sold by the Company pursuant to the Post-Effective Amendments. Therefore, withdrawal of the Post-Effective Amendments is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

We would be grateful if you could please send copies of the written order granting withdrawal of the Post-Effective Amendments to the Company’s counsel, at Thompson Hine LLP, Attn: Peter J. Gennuso, 335 Madison Avenue, 12th Floor, New York, NY 10017, facsimile number (212) 344.6101.

If you have any questions relating to this application for withdrawal, please contact the undersigned, or Peter J. Gennuso, counsel to the Company in connection with the Post-Effective Amendments, at (212) 908-3958.

Thank you for your assistance in this matter.

Respectfully,

/s/ John P. Campi

John P. Campi

Chief Executive Officer

SQL Technologies Corp.

cc:	Peter J. Gennuso, Esq., Thompson Hine LLP